EXHIBIT 99.1

mCloud Provides Update from Special Committee Exploring Strategic Alternatives

SAN FRANCISCO, May 23, 2023 /CNW/ - mCloud Technologies Corp. (NASDAQ: MCLD) (TSX-V: MCLD) ("mCloud" or the "Company"), a provider of cloud technology solutions optimizing the performance, reliability, and sustainability of energy-intensive assets, today provided an update on the Company's exploration of currently active strategic alternatives. On March 29, 2023, mCloud announced it had formed a special committee comprising independent members of mCloud's Board of Directors (the "Special Committee") for the purposes of exploring strategic alternatives to maximize shareholder value, including retaining ATB Capital Markets Inc. ("ATB") and Maxim Group LLC ("Maxim") as financial advisors.

Since this announcement, the Special Committee has worked diligently with the support of ATB and Maxim to evaluate a variety of options. Over the past several weeks, the Special Committee has narrowed its efforts toward a transaction that would result in the acquisition of the Company by a strategic partner. The Company is continuing to pursue this potential transaction but is currently unable to provide any further guidance on the nature or timing of the proposed transaction. There can be no assurances that the transaction will be completed or that any successful transaction will result from the strategic process.

mCloud noted today the Company's continued progress in integrating Google Cloud technologies including Google Earth Engine, Blockchain Node Engine, and more across its AssetCare® portfolio of solutions, which have driven key discussions around strategic alternatives. These technologies contribute strongly to the Company's differentiation and continue to create strategic avenues for mCloud to deliver sustainability applications to energy-intensive enterprise customers worldwide.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy-intensive assets with cloud-based solutions that curb energy waste, maximize energy production, eliminate harmful emissions, and get the most out of critical energy infrastructure. Through mCloud's portfolio of AssetCare® solutions, mCloud enables asset owners and operators in energy- and asset-intensive industries such as oil and gas, wind, and commercial facilities to use cloud-based digital twins, AI, and analytics to optimize asset performance, reliability, and sustainability. mCloud has a worldwide presence with offices in North America, Europe, the Middle East, and Asia-Pacific.  mCloud's common shares trade in the United States on Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. Visit mcloudcorp.com to learn more.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information concerning the Company's review and evaluation of potential strategic alternatives and their impact on securityholder value, the process by which the Company engages in evaluation of strategic alternatives, the Company's ability to identify potential transaction partners, the Company's ability to raise capital to continue as a going concern, and the terms, timing, structure, benefits and costs of any strategic transaction and whether one will be consummated at all, including the impact of any strategic transaction on the Company.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

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%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 23-MAY-23